FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July 2010
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
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(1) Press Release, “Dr. Reddy’s Q1 FY11 Financial Results”, July 22, 2010	3

(2) Notice to Stock Exchange, dated July 23, 2010, regarding 26th Annual Meeting of Stockholders	8

Press Release

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s Q1 FY11 Financial Results
Revenue at Rs. 16.8 billion ($363 million)
EBITDA at Rs. 3.4 billion ($74 million)
Profit after Tax at Rs. 2.1 billion ($45 million)
Hyderabad, India, July 22, 2010: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the quarter ended June 30, 2010 under International Financial Reporting Standards (IFRS).
Key Highlights
•
Consolidated revenues are at Rs. 16.8 billion ($363 million) in Q1 FY11 versus Rs. 18.2 billion ($392 million) in Q1 FY10. Excluding the revenues from sumatriptan in the previous year, the year-on-year growth is 4%.

•	Revenues from Global Generics for Q1 FY11 are at Rs. 11.9 billion ($257 million). Excluding the revenues from sumatriptan, the year-on-year growth is 9%.

•	Revenues from PSAI are at Rs. 4.5 billion ($97 million) in Q1 FY11.
•	Profit before Tax for Q1 FY11 is at Rs. 2.5 billion ($53 million).

•	EBITDA of Rs. 3.4 billion ($74 million) in Q1 FY11, represents 20% to revenues.

•	Profit after Tax for Q1 FY11 is at Rs. 2.1 billion ($45 million).

•	During the quarter, the company launched 32 new generic products, filed 26 new product registrations and filed 3 DMFs globally.

•
During the quarter, Dr. Reddy’s transferred dossiers and trademarks for nine currently marketed products in Brazil to GSK, for a consideration of $4 million. The agreement also provides for additional consideration towards other products in the pipeline based on specified milestones. The milestone payments under this deal will be recognized as revenue over the term of the product supply agreement.

All figures in millions, except EPS	All US $ figures based on a convenience translation rate of 1USD = Rs 46.41
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Consolidated Income Statement

	Q1 FY11			Q1 FY10
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenue	363	16,831	100	392	18,189	100	(7)
Cost of revenues	171	7,917	47	173	8,017	44	(1)

Gross profit	192	8,914	53	219	10,172	56	(12)

Operating Expenses
Selling, general & administrative expenses(a)	118	5,482	33	128	5,927	33	(8)
Research and development expenses, net	21	993	6	21	985	5	1
Other (income)/expenses, net	(4)	(186)	(1)	(1)	(35)	(0)	431
Total Operating Expenses	136	6,289	37	148	6,877	38	(9)

Results from operating activities	57	2,625	16	71	3,295	18	(20)

Finance income	(2)	(99)	(1)	(2)	(88)	(0)	13
Finance expenses(b)	6	276	2	5	223	1	24
Finance expenses, net	4	177	1	3	135	1	31
Share of profit/(loss) of equity accounted investees	0	5	0	0	11	0	(55)

Profit before income tax	53	2,453	15	68	3,171	17	(23)

Income tax expense	(8)	(357)	(2)	(16)	(726)	(4)	(51)

Profit for the period	45	2,096	12	53	2,445	13	(14)

Diluted EPS	0.3	12.3		0.3	14.4

Notes:

(a)	Includes amortization charge of Rs. 288 million ($6 million) in Q1 FY11 and Rs. 507 million ($11 million) in Q1 FY10.

(b)	Includes forex loss of Rs. 225 million ($5 million) in Q1 FY11 and Rs. 84 million ($2 million) in Q1 FY10.

Segmental Analysis
Global Generics
Revenues from Global Generics segment are at Rs. 11.9 billion ($257 million) in Q1 FY11. Excluding the revenues from sumatriptan in the US, the growth is 9%.
•	Revenues from North America at Rs. 3.9 billion ($84 million) in Q1 FY11 versus Rs. 6.0 billion ($130 million) in Q1 FY10. Excluding the revenues from sumatriptan, the growth is 5% in dollar currency.
•	As at June 30, 2010, total cumulative ANDA filings are 163. Total ANDAs pending approval at the USFDA are 71 of which 36 are Para IVs and 12 are FTFs.
•	Revenues from Europe at Rs. 1.9 billion ($42 million) in Q1 FY11 versus Rs. 2.1 billion ($45 million) in Q1 FY10.
•	Revenues from Germany decrease by 18% to Rs. 1.3 billion ($28 million) in Q1 FY11. For the same period the decline in Euro currency is 6%.

•	Revenues from Rest of Europe grew by 29% to Rs. 516 million ($11 million) in Q1 FY11 largely led by the 21% growth in UK.
•	Revenues from Russia & Other CIS markets at Rs. 2.6 billion ($55 million) in Q1 FY11 versus Rs. 1.9 billion ($40 million) in Q1 FY10, or a growth of 36%.
•	Revenues in Russia at Rs. 2.1 billion ($44 million) in Q1 FY11 versus Rs. 1.5 billion ($33 million) in Q1 FY10 or a year-on-year growth of 35%.
•	Dr. Reddy’s year-on-year secondary prescription sales growth stands at 33% versus industry’s growth of 21%. (Source: Pharmexpert April-May 2010)
•	Revenues in Other CIS markets increase by 43% to Rs. 489 million ($11 million) in Q1 FY11 versus Rs. 342 million ($7 million) in Q1 FY10.
•	Revenues in India at Rs. 2.8 billion ($60 million) in Q1 FY11 versus Rs. 2.4 billion ($52 million) in Q1 FY10, a growth of 16% which is largely led by volume growth of existing products.
•	Dr. Reddy’s year-on-year secondary prescription sales growth is 22% versus industry’s growth of 20%. (Source: ORG IMS MAT Jun 2010)
•	11 new products launched during the quarter.
Pharmaceutical Services and Active Ingredients (PSAI)
Revenues from PSAI are at Rs. 4.5 billion ($97 million) in Q1 FY11.
•	During the quarter, 3 DMFs were filed globally. The cumulative DMF filings as of Jun 10 are 378.
Income Statement Highlights:
•
Gross profit at Rs. 8.9 billion ($192 million) in Q1 FY11 at a margin of 53% to revenues versus 56% in Q1 FY10. This change in gross margin is largely on account of a favorable mix of high margin revenues from sumatriptan in the previous year.

•
Selling, General & Administration (SG&A) expenses excluding amortization for the quarter is at Rs. 5.2 billion ($112 million) or a decline of 4% over the previous year. Excluding the one-time charges recorded on account of betapharm workforce restructure costs of Rs. 496 million ($11 million) and the closure of Atlanta facility of Rs. 71 million ($2 million) in the previous year, SG&A grew by 7%.

•
Amortization expenses for the quarter is at Rs. 288 million ($6 million) versus Rs. 507 million ($11 million) in Q1 FY10. This decline is on account of the impairment of intangibles recorded in Q3 FY10.

•	Other Operating Income of Rs. 186 million ($4 million) in Q1 FY11 versus Rs. 35 million ($1 million) in Q1 FY10.

•	R&D expenses at Rs. 993 million ($21 million) in Q1 FY11.

•	Finance costs (net) are at Rs. 177 million ($4 million) in Q1 FY11 versus Rs. 135 million ($3 million) in Q1 FY10. The change is mainly on account of higher forex loss during the quarter
•	Net forex loss of Rs. 225 million ($5 million) in Q1 FY11 versus Rs. 84 million ($2 million) in Q1 FY10.
•	EBITDA at Rs. 3.4 billion ($74 million) in Q1 FY11 represents 20% to sales.

•	Net Profit after Tax for Q1 FY11 is at Rs. 2.1 billion ($45 million).

•	Diluted EPS is at Rs. 12.3 ($0.3) for the quarter.

•	Capital expenditure for the quarter is at Rs. 1.9 billion ($40 million).

Appendix 1: Q1 FY11 Key Balance Sheet Items	(in millions)

	As on 30th Jun 10		As on 31st Mar 10
Particulars	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents	137	6,366	142	6,584
Trade receivables	275	12,769	258	11,960
Inventories	311	14,451	288	13,371
Property, plant and equipment	516	23,943	484	22,459
Goodwill and other intangible assets	286	13,287	301	13,973
Loans and borrowings (current & non-current)	299	13,872	317	14,695
Trade payables	209	9,689	201	9,322
Equity & reserves	969	44,969	925	42,915

Appendix 2: Q1 FY11 Revenue Mix by Segment	(in millions)

	Q1 FY11			Q1 FY10
	$	INR	as a %	$	INR	as a %	Growth %
Global Generics	257	11,917	71	281	13,021	72	(8)
North America	84	3,897	33	130	6,026	46	(35)
Europe	42	1,937	16	45	2,106	16	(8)
India	60	2,778	23	52	2,393	18	16
Russia & Other CIS	55	2,552	21	40	1,871	14	36
RoW	16	754	6	13	625	5	21
PSAI	97	4,499	27	105	4,869	27	(8)
North America	18	837	19	21	995	20	(16)
Europe	34	1,555	35	30	1,371	28	13
India	14	633	14	14	629	13	1
RoW	32	1,474	33	40	1,874	39	(21)
Others	9	415	2	6	299	2	38

Total	363	16,831	100	392	18,189	100	(7)

Appendix 3: Q1 FY11 Revenue Mix by Geography	(in millions)

	Q1 FY11			Q1 FY10
	$	INR	as a %	$	INR	as a %	Growth %
North America	108	5,024	30	155	7,182	39	(30)
Europe	78	3,617	21	78	3,615	20	0
India	74	3,411	20	65	3,021	17	13
Russia & Other CIS	55	2,552	15	40	1,871	10	36
Others	48	2,227	14	54	2,500	14	(11)

Total	363	16,831	100	392	18,189	100	(7)

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:
Rajan S at rajans@drreddys.com or on +91-40- 66511725
Notes
1.	Above analysis is based on consolidated IFRS financials.

2.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Notice to Stock Exchange

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
July 23, 2010
New York Stock Exchange
NYSE Regulation Inc.
20 Broad Street, 13th Floor
New York, NY 10005
United States of America
Kind Attn : Mr. Yuri Tsadyk / Mr. Mark Iyeki
Dear Sir,
Ref. : Scrip Code : RDY.
Sub. : Outcome of 26th Annual General Meeting.
Pursuant to Clause 31 of the Listing Agreement, this is to inform you that the 26th Annual General Meeting of the members of the Company was held today at Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad 500 034 and the members have approved all the items set out in the notice dated June 3, 2010, convening the said AGM, as under:
1)	The Balance Sheet as at March 31, 2010 and the Profit & Loss Account of the Company for the year ended on that date, along with the Director’s Report and Auditor’s Report thereon.

2)	Payment of dividend @ Rs. 11.25 per equity share of Rs. 5/- each (225%) of the Company.

3)	Re-appointment of Dr. J P Moreau, as a Director of the Company.

4)	Re-appointment of Ms. Kalpana Morparia, as a Director of the Company.

5)
Appointment of M/s. B S R & Co., Chartered Accountants as Auditors of the Company, to hold office till the conclusion of the next Annual General Meeting, on such remuneration as may be decided by the Board of Directors.

6)	Appointment of Dr. Ashok Sekhar Ganguly, as a Director of the Company.
You are requested to kindly take the same on record.
With Kind Regards,
Sandeep Poddar
Company Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: August 2, 2010		Name:	Sandeep Poddar
		Title:	Company Secretary